Expion360 Inc.

2025 SW Deerhound Avenue

Redmond, OR 97756

July 6, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Gregory Herbers

Re:	Expion360 Inc. Registration Statement on Form S-3 Filed June 27, 2023 File No. 333-272956

Dear Mr. Herbers:

Reference is made to the Registration Statement on Form S-3 (File No. 333-272956) filed by Expion360 Inc. (the Company) with the U.S. Securities and Exchange Commission on June 27, 2023 (the Registration Statement).

The Company hereby requests the Registration Statement be made effective at 10 a.m., Eastern Time, on July 10, 2023, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Sincerely, /s/ Brian Schaffner
Name: Brian Schaffner
Title: Chief Executive Officer

cc:	Valerie Ford Jacob, Esq.
(Freshfields Bruckhaus Deringer US LLP)